SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)


                                   NuCo2 Inc.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   629428 10 3
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                                 (CUSIP Number)

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         Check the following box if a fee is being paid with this statement / /.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (SEE Rule 13d-7).

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                                      EDWARD M. SELLIAN
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                      (b) / /
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     3         SEC USE ONLY

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     4         CITIZENSHIP OR PLACE OR ORGANIZATION

                        U.S.A.
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 NUMBER OF             5          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               1,012,793
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                       6          SHARED VOTING POWER

                                           -0-
               -----------------------------------------------------------------
                       7          SOLE DISPOSITIVE POWER

                                           1,012,793 (however, such
                                  shares are subject to a Lock-up
                                  Agreement providing that the shares
                                  may not be sold without the prior
                                  written consent of Raymond James &
                                  Associates, Inc. until October 5,
                                  1996)
               -----------------------------------------------------------------
                       8          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        1,012,793(1)
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     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES(1)                                       /X/
- --------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                        14.3%
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     12        TYPE OF REPORTING PERSON


                        IN
================================================================================

- --------

(1) The aggregate amount reported as beneficially owned in row (9) does not include 10,000 shares owned by Mr. Sellian's spouse. Mr. Sellian disclaims beneficial ownership of these shares.

ITEM 1(A).  NAME OF ISSUER:

                 NuCo2 Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 2820 S.E. Market Place, Stuart, Florida  34997

ITEM 2(A).  NAME OF PERSON FILING:

                 Edward M. Sellian

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                 c/o NuCo2 Inc., 2820 S.E. Market Place, Stuart, Florida  34997

ITEM 2(C).  CITIZENSHIP:

                 U.S.A.

ITEM 2(D).  TITLE AND CLASS OF SECURITIES:

                 Common Stock, $.001 par                value per share

ITEM 2(E).  CUSIP NUMBER:

                 629428 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            Not Applicable.

ITEM 4.     OWNERSHIP.

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

   (a)      Amount beneficially owned:

            1,012,793 shares

   (b)      Percent of class:

            14.3%

   (c)      Number of shares as to which such person has:

   (i)      Sole power to vote or to direct to vote:   1,012,793

  (ii)      Shared power to vote or to direct the vote:    -0-

 (iii) Sole power to dispose or to direct the disposition of: 1,012,793 (however, such shares are subject to a Lock-up Agreement providing that the shares may not be sold without the prior written consent of Raymond James & Associates, Inc. until October 5, 1996)

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not Applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable.

ITEM 10.    CERTIFICATION.

            Not Applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            July 1, 1996



                                               /s/ Edward M. Sellian
                                               ---------------------
                                               Edward M. Sellian